UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

OPKO Health, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68375N103

(CUSIP Number)

Kate Inman 4400 Biscayne Blvd. Miami, FL 33137 (305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103

1.	NAMES OF REPORTING PERSONS The Frost Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 20,286,704 shares*
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 20,286,704 shares*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,286,704 shares*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14.	TYPE OF REPORTING PERSON OO

*	Includes vested warrants to purchase 4,796,158 shares of Common Stock.

Page 2 of 8 Pages

CUSIP No. 68375N103

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 122,039,748 shares*
	8.	SHARED VOTING POWER 20,286,704 shares**
	9.	SOLE DISPOSITIVE POWER 122,039,748 shares*
	10.	SHARED DISPOSITIVE POWER 20,286,704 shares**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,326,452 shares***
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%
14.	TYPE OF REPORTING PERSON OO

*	Includes vested warrants to purchase 10,831,141 shares of Common Stock. Also includes 2,923,420 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time. Does not include options to acquire 1,512,500 shares of Common Stock held individually by Dr. Frost, which are exercisable within the next 60 days.
**	Includes vested warrants to purchase 4,796,158 shares of Common Stock held by Frost Group.
***	Includes vested warrants to purchase 15,627,299 shares of Common Stock. Also includes 2,923,420 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time. Does not include options to acquire 1,512,500 shares of Common Stock held individually by Dr. Frost, which are exercisable within the next 60 days.

Page 3 of 8 Pages

CUSIP No. 68375N103

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 123,552,248 shares*
	8.	SHARED VOTING POWER 20,286,704 shares**
	9.	SOLE DISPOSITIVE POWER 123,552,248 shares*
	10.	SHARED DISPOSITIVE POWER 20,286,704 shares**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,838,952 shares***
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.0%
14.	TYPE OF REPORTING PERSON IN

*	Includes vested warrants to purchase 10,831,141 shares of Common Stock. Also includes (a) 2,923,420 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time, and (b) options to acquire 1,512,500 shares of Common Stock, which are exercisable within the next 60 days.
**	Includes vested warrants to purchase 4,796,158 shares of Common Stock held by Frost Group.
***	Includes vested warrants to purchase 15,627,299 shares of Common Stock. Also includes (a) 2,923,420 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time, and (b) options to acquire 1,512,500 shares of Common Stock, which are exercisable within 60 days.

Page 4 of 8 Pages

CUSIP No. 68375N103

This Amendment No. 9 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 8 to the Schedule 13D filed on March 28, 2011 (together, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”) and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. (Exhibit 3 to the Original Schedule 13D is hereby incorporated by this reference.)

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraph to the end of the item:

Gamma Trust acquired 4,303,135 shares of Common Stock, for investment purposes, in a series of transactions from March 24, 2011 to October 24, 2011, at prices ranging from $3.28 to $4.55 per share for an aggregate of $15,814,416, including without limitation 2,452,222 shares of Common Stock in a private transaction with Chung Chia Company Limited. The source of funds used in all transactions from March 24, 2011 to October 24, 2011 was working capital of Gamma Trust.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

Gamma Trust acquired 4,303,135 shares of Common Stock, for investment purposes, in a series of transactions from March 24, 2011 to October 24, 2011, at prices ranging from $3.28 to $4.55 per share, of which 1,850,913 shares were purchased on the open market and 2,452,222 shares purchased from Chung Chia Company Limited in a private transaction pursuant to a stock purchase agreement (the “Chung Chia Agreement”) dated October 4, 2011 at $3.60 per share.

In the last 60 days prior to the filing of this Amendment No. 9, Gamma Trust has acquired a total of 156,000 shares of Common Stock purchased on the open market at prices ranging from $3.87 to $4.55 per share. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

In the last 60 days prior to the filing of this Amendment No. 9, Gamma Trust also acquired 2,452,222 shares of Common Stock in a private transaction with Chung Chia Company Limited, which closed on October 4, 2011, whereby Gamma Trust acquired the shares of Common Stock at $3.60 per share.

Page 5 of 8 Pages

CUSIP No. 68375N103

Item 5.	Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

Frost Group beneficially owns 20,286,704 shares of Common Stock. The 20,286,704 shares include vested warrants to purchase 4,796,158 shares of Common Stock. The 20,286,704 shares of Common Stock beneficially owned by Frost Group constitute approximately 7.0% of the Issuer’s outstanding shares of Common Stock, based upon 285,697,930 shares of Common Stock outstanding as of October 3, 2011, and calculated in accordance with Rule 13d-3. Frost Group shares the power to vote and the power to dispose such shares with Gamma Trust and Dr. Frost.

Gamma Trust directly beneficially owns 122,039,748 shares of Common Stock. The 122,039,748 shares include vested warrants to purchase 10,831,141 shares of Common Stock and 2,923,420 shares of Common Stock issuable upon conversion of 252,019 shares of 8.0% Series D Cumulative Convertible Preferred Stock, which is convertible at any time. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 shares of Common Stock beneficially owned by Frost Group. The 142,326,452 total shares of Common Stock beneficially owned by Gamma Trust constitute 46.8% of the Issuer’s outstanding shares of Common Stock, based upon 285,697,930 shares of Common Stock outstanding as of October 3, 2011, and calculated in accordance with Rule 13d-3. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 122,039,748 shares of Common Stock. Gamma Trust has shared voting and dispositive power with respect to the 20,286,704 shares of Common Stock owned by Frost Group.

In addition, Dr. Frost has 1,512,500 options to purchase the Company’s Common Stock, which are exercisable within 60 days of October 24, 2011. Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 shares of Common Stock beneficially owned by Frost Group and the 122,039,748 shares of Common Stock beneficially owned by Gamma Trust. The 143,838,952 shares of Common Stock beneficially owned by Dr. Frost constitute 47.0% of the Issuer’s outstanding shares of Common Stock, based upon 285,697,930 shares of Common Stock outstanding as of October 3, 2011, and calculated in accordance with Rule 13d-3. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 122,039,748 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 20,286,704 shares of Common Stock owned by Frost Group.

For information regarding transactions effected in the last 60 days prior to the filing of this Amendment No. 9, see Item 4 above.

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended in its entirety and replaced with the following text:

See Item 4 regarding Stock Purchase Agreement, Voting Agreement, Second Stock Purchase Agreement, Psilos Securities Purchase Agreement, Pfost Securities Purchase Agreement, Third Stock Purchase Agreement, U Penn Agreement, V-Sciences Agreement, CRG Agreement, Fourth Stock Purchase Agreement, Pfost Second Securities Purchase Agreement, the Kennedy Agreement, the Fifth Stock Purchase Agreement, the Warrant Agreement, the Lock-up Agreement, and the Chung Chia Agreement.

Page 6 of 8 Pages

CUSIP No. 68375N103

Except as identified herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

Item 7.	Material to be Filed as Exhibits

Item 7 is amended by adding the following paragraphs to the end of the item:

Exhibit 14	Stock Purchase Agreement, dated as of October 4, 2011, by and between the parties named therein.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 24, 2011	The Frost Group, LLC

	By:	/s/ Steven D. Rubin
	Name:	Steven D. Rubin
	Title:	Vice President

October 24, 2011	Frost Gamma Investments Trust

	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

October 24, 2011	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D., Individually

Page 8 of 8 Pages